UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                            Marvel Enterprises, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   57383M-10-8
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                       Robert G. Koppenol
                                  Morgan Stanley Dean Witter & Co.
                                 1585 Broadway
                                 NY, NY  10036
                                 (212) 761-4000
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 30, 2001
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 57383M-10-8            SCHEDULE 13D


-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Morgan Stanley Dean Witter & Co.
              IRS # 39-319-5972

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                         (b) /X/
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
                                    NA
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) / /

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         The state of organization is Delaware
-------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                                  None
NUMBER OF          ------------------------------------------------------------
SHARES             8   SHARED VOTING POWER
BENEFICIALLY                  5,593,549**
OWNED BY EACH      ------------------------------------------------------------
REPORTING          9   SOLE DISPOSITIVE POWER
PERSON WITH                   0
                   ------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                              5,593,549
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,593,549     (See Item 5)
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.8%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
           CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


** Morgan Stanley & Co. Incorporated, a wholly owned subsidiary of the Reporting
 Person, has executed a Stockholders'     Agreement where shared voting power
with the signatories equals 32,536,374 shares, or approximately 60.8% of the voting capital stock of the issuer. See Item 5.

CUSIP No. 57383M-10-8            SCHEDULE 13D


-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Morgan Stanley & Co. Incorporated
              IRS # 13-265-5996

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                         (b) /X/
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
                                    NA
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) / /

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         The state of organization is Delaware
-------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                                  None
NUMBER OF          ------------------------------------------------------------
SHARES             8   SHARED VOTING POWER
BENEFICIALLY                  5,593,549**
OWNED BY EACH      ------------------------------------------------------------
REPORTING          9   SOLE DISPOSITIVE POWER
PERSON WITH                   0
                   ------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                              5,593,549
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,593,549     (See Item 5)
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.8%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   BD,CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


** Morgan Stanley & Co. Incorporated, a wholly owned subsidiary of the Reporting
Person, has executed a Stockholders'     Agreement where shared voting power
with the signatories equals 32,536,374 shares, or approximately 60.8% of the voting capital stock of the issuer. See Item 5.

CUSIP No. 57383M-10-8            SCHEDULE 13D



         This Amendment No. 6 to Schedule 13D amends and supplements the original Schedule 13D, dated October 19, 1998, and subsequent amendments thereto, which was filed with the Securities and Exchange Commission
(the "Commission") on October 29, 1998, on behalf of Morgan Stanley Dean Witter & Co. and Morgan Stanley & Co. Incorporated with respect to the ownership of Common Stock of Marvel Enterprises, Inc. (the "Company"). Each capitalized term not defined in this amendment has the same meaning here as in the original 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

         Mr. Arad, Isaac Perlmutter, Morgan Stanley & Co. Incorporated, Whippoorwill Associates, Incorporated (the "Stockholders") and the Company are parties to a Voting Agreement dated as of November 30, 2001 (the "Voting Agreement"). Under the terms of the Voting Agreement, the Company has agreed to hold a meeting of stockholders for the purpose of approving (i) the issuance to Mr.Perlmutter of up to 5 million warrants to purchase common stock pursuant to a warrant agreement between the Company and Isaac Perlmutter dated as of November 30, 2001, (ii) the issuance to Mr. Perlmutter of 3,950,000 stock options pursuant to a stock option agreement between the Company and Isaac Perlmutter dated as of November 30, 2001, and (iii) the adoption of an amendment to the Company's 1998 stock incentive plan to accommodate such option grant to Mr. Perlmutter by increasing the number of shares available for issuance under such plan. The Stockholders have agreed to vote their shares of common stock and 8% Cumulative Convertible Exchangeable Preferred Stock in favor of those proposals. The Voting Agreement terminates at the earlier of the date of the meeting of stockholders relating to such voting or March 31, 2001. The Voting Agreement prohibits Morgan Stanley & Co. Incorporated from disposing of any of its shares of common stock or preferred stock until the earlier of the completion of such stockholders meeting or March 31, 2002.

         The foregoing does not purport to be a complete description of the terms of the Voting Agreement and is qualified in its entirety by reference to
Exhibit 4 hereof, which is incorporated herein by reference.


Item 7.  Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 4 Voting Agreement, dated as of November 30, 2001, by and among the Company, Avi Arad, Isaac Perlmutter, Morgan Stanley & Co. Incorporated and Whippoorwill Associates, Incorporated.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.





Dated:              December 4, 2001


MORGAN STANLEY DEAN WITTER & CO.


Signature:         / s / Robert G. Koppenol
                   -------------------------

Name/Title       Robert G. Koppenol/Executive Director
                  Morgan Stanley & Co. Incorporated




Dated:              December 4, 2001

MORGAN STANLEY & CO. INCORPORATED


Signature:         / s / Robert G. Koppenol

Name/Title       Robert G. Koppenol/Executive Director
                  Morgan Stanley & Co. Incorporated

                                           SCHEDULE A
                                    - - - - - - - - - - -
                                     EXECUTIVE OFFICERS AND DIRECTORS OF
                                        MORGAN STANLEY DEAN WITTER & CO.


         The names of the Directors and the names and titles of the Executive Directors of Morgan Stanley Dean Witter & Co. ("MSDW") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of MSDW at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSDW and each individual is a United States citizen.

Name, Business Address                      Present Principal Occupation
- - - - - - - - - - - - - - - - - -                  - - - - - - - - - - - - - -

o        Philip J. Purcell                  Chairman of the Board and Chief
                                            Executive Officer

o        Robert G. Scott                    President and Chief Operating
                                            Officer

o        Robert P. Bauman                   Retired; former Chief Executive
                                            Officer of Smithkline Beecham plc
     Invensys plc
     Invensys House
     Carlisle Place
     London SW1P 1BX
     ENGLAND

o        Edward A. Brennan                  Retired; former Chairman of the
                                            Board,
     400 North Michigan Avenue              President and Chief Executive
                                            Officer of Sears, Roebuck and Co.
     Suite 400
     Chicago, IL  60611

o        John E. Jacob                      Executive Vice President and Chief
                                            Communications Officer of
     Anheuser-Busch Companies, Inc.         Anheuser-Busch Companies, Inc.
     One Busch Place
     St. Louis, MO  63118

o        C. Robert Kidder                   Chairman of the Board and Chief
                                            Executive Officer of Borden, Inc.
     Borden, Inc.
     180 East Broad St.
     Columbus, OH  43215

o        Charles F. Knight                  Chairman of Emerson Electric Co.
     Emerson Electric Co.
     8000 West Florissant
     St. Louis, MO  63136

o        John W. Madigan                    Chairman, President and Chief
                                            Executive Officer of Tribune
     Tribune Company
     435 North Michigan Avenue
     Suite 2300
     Chicago, IL  60611

o        Miles L. Marsh                     Former Chairman of the Board and
                                            Chief Executive Officer of
     W.H. Clark & Associates                Fort James Corporation
     20 S. Clark St, Suite 2222
     Chicago, IL  60603

o        Michael A. Miles                   Special Limited Partner of Forstmann
                                            Little and Co.
     1350 Lake Road
     Lake Forest, IL  60045










Name, Business Address                      Present Principal Occupation
- - - - - - - - - - - - - - - - - -                  - - - - - - - - - - - - - -


o        Laura D'Andrea Tyson                        Dean of the Walter A. Haas
                                            School of Business at the
     Walter A. Haas School of Business      University of California, Berkeley
     University of Calif., Berkeley
     Berkeley, CA  94720-1900

     Stephen S. Crawford                    Executive Vice President and Chief
                                            Financial Officer

     Roger C. Hochschild                    Executive Vice President and Chief
                                            Strategic and Administrative Officer

     Donald G. Kempf, Jr.                   Executive Vice President, Chief
                                            Legal Officer & Secretary

     Tarek F. Abdel-Meguid                  Head of Worldwide Investment Banking

     Zoe Cruz                               Head of Worldwide Fixed Income
                                            Division

     John P. Havens                         Head of Worldwide Institutional
                                            Equities Group

     Mitchell M. Merin                      President and COO, Investment
                                            Management

     David W. Nelms                         President and COO, Discover
                                            Financial Services

     Stephan F. Newhouse                    Co-President and COO, Institutional
                                            Securities Group

     Vikram S. Pandit                       Co-President and COO, Institutional
                                            Securities Group

     Joseph R. Perella                      Chairman of Institutional Securities
                                            Group

     John H. Schaefer                       President and COO, Individual
                                            Investor Group

     - - - - - - - - - - - - -
o        Director

                                                                 SCHEDULE B
                                                EXECUTIVE OFFICERS AND DIRECTORS
                                               MORGAN STANLEY & CO. INCORPORATED


              The names of the directors and the names and titles of the Executive Officers of Morgan Stanley & Co. Incorporated ("MS&Co." ) and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of MS&Co. at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS&Co. and each individual is a United States citizen.

     Name, Business Address                   Present Principal Occupation
     - - - - - - - - - - - - - - - - - -      - - - - - - - - - - - - - - - - -

     Zoe Cruz Managing Director of MS&Co. and Head of Worldwide Fixed Income Division of MSDW

     Bruce D. Fiedorek                      Vice Chairman and Managing Director
                                            of MS&Co.

     Mario Francescotti (UK citizen)        Managing Director of MS&Co. and
                                            President and Chief Operating
                                            Officer of MSDW

     John P. Havens                         Managing Director of MS&Co. and Head
                                            of Worldwide Institutional Equities
                                            Group of MSDW

     Donald G. Kempf, Jr.                   Managing Director of MS&Co. and
                                            Executive Vice President, Chief
                                            Legal Officer and Secretary of MSDW

     Tarek F. Abdel-Meguid                  Managing Director of MS&Co. and Head
                                            of Worldwide Investment Banking of
                                            MSDW

     Eileen K. Murray                       Managing Director of MS&Co. and
                                            Chief Administrative Officer of
                                            MS&Co.

     Stephan F. Newhouse                    Managing Director of MS&Co. and Co-
                                            President and COO, Institutional
                                            Securities Group of MSDW

     Vikram S. Pandit                       Managing Director of MS&Co. and Co-
                                            President and COO, Institutional
                                            Securities Group of MSDW

     Ralph Pellecchio                       Managing Director of MS&Co. and
                                            General Counsel and Secretary of
                                            MS&Co.

     Joseph R. Perella                      Managing Director of MS&Co. and
                                            President of MSDW Japan Limited

     Thierry G. Porte (French citizen)      Managing Director of MS&Co. and
                                            President of MSDW Japan Limited

     Philip J. Purcell                      Managing Director of MS&Co. and
                                            Chairman of the Board and Chief
                                            Executive Officer of MSDW

     Executive Officers
     - - - - - - - - - - - -

     Joseph R. Perella                      Managing Director of MS&Co. and
                                            Chairman of Institutional Securities
                                            Group of MSDW

     Bruce D. Fiedorek                      Vice Chairman and Managing Director
                                            of MS&Co.

     Stephan F. Newhouse                    Managing Director of MS&Co. and Co-
                                            President and COO, Institutional
                                            Securities Group of MSDW

     Vikram S. Pandit                       Managing Director of MS&Co. and Co-
                                            President and COO, Institutional
                                            Securities Group of MSDW

     Ralph Pellecchio                       Managing Director of MS&Co. and
                                            General Counsel and Secretary of
                                            MS&Co.

     Alexander C. Frank                     Managing Director of MS&Co. and
                                            Treasurer of MS&Co. and MSDW

     Robert G. Scott                        Managing Director of MS&Co. and CFO
                                            of MS&Co.


EXHBIT
                                              VOTING AGREEMENT

                  VOTING AGREEMENT dated as of November 30, 2001 (this "Agreement"), by and among Marvel Enterprises, Inc., a Delaware corporation (the "Company"), and each of Avi Arad, Isaac Perlmutter ("Perlmutter"), Morgan Stanley & Co. Incorporated, and Whippoorwill Associates, Incorporated, as agent and/or general partner for its discretionary accounts ("Whippoorwill") (each a
 "Stockholder," and collectively the "Stockholders").

                                                            RECITALS

                  WHEREAS, each Stockholder has voting power with respect to the number of shares of Common Stock, par value $0.01, of the Company (the "Common Stock") and 8% Cumulative Convertible Exchangeable Preferred Stock, par value $0.01, of the Company (the "Preferred Stock," and together with the Common Stock, the "Voting Stock") set forth opposite such Stockholder's name on the signature pages hereto; and

                  WHEREAS, the Company intends to seek the approval of the stockholders of the Company at its annual meeting of the stockholders to (i) issue warrants to Perlmutter (the "Warrant Issuance") pursuant to the warrant agreement between the Company and Perlmutter, dated as of November 30, 2001 (the
 "Warrant Agreement"), (ii) issue stock options (the "Stock Option Issuance") to Perlmutter pursuant to the employment agreement between the Company and
Perlmutter, dated as of November 30, 2001, and the nonqualified stock option agreement between the Company and Perlmutter, dated as of November 30, 2001 (the "Stock Option Agreement"), and (iii) amend the Company's 1998 Stock Incentive Plan to increase the number of shares of Common Stock available for issuance under the Company's 1998 Stock Incentive Plan (the "Stock Plan Amendment"); and

                  NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, representations, warranties and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1. Stockholders' Meeting. The Company, acting through its board of directors (the "Board of Directors"), shall:
----------------------------------------

(a) duly call, give notice of, convene and hold a special or annual meeting of its stockholders, to be held as soon as practicable after the date hereof, for the purpose of considering and taking action upon the approval of the Warrant Issuance and the Stock Option Issuance, and the approval and adoption of the Stock Plan Amendment (such annual or special meeting, the "Stockholders' Meeting");

(b) include in the proxy statement distributed to the Company's stockholders in connection with the Stockholders' Meeting (the "Proxy Statement") the recommendation of the Board of Directors that stockholders of the Company vote in favor of the approval of the Warrant Issuance and the Stock Option Issuance and the approval and adoption of the Stock Plan Amendment; provided, however, that if the Warrant Agreement is terminated in accordance with its terms prior to the date of the Stockholders' Meeting, then the Board of Directors shall not be required to recommend to the stockholders of the Company that they vote in favor of the approval of the Warrant Issuance; and

(c) use reasonable efforts to promptly prepare and file with the Securities and Exchange Commission (the "Commission") the Proxy Statement and (1) obtain and furnish the information required to be included by it in the Proxy Statement and respond promptly to any comments made by the Commission with respect to the Proxy Statement and any preliminary version thereof and cause the Proxy Statement to be mailed to its stockholders at the earliest practicable time following the date hereof and (2) solicit the approvals by its stockholders for the Warrant Issuance and Stock Option Issuance and the adoption of the Stock Plan Amendment.


Section 2.        Voting the Shares of Voting Stock; Proxy.
----------------------------------------------------------

(a) Subject to the provisions of Section 5 hereof, each Stockholder hereby agrees, severally and not jointly, that during the period commencing on the date hereof and continuing until this provision terminates pursuant to Section 6, at any meeting of the holders of shares of Voting Stock (including, without limitation, the Stockholders' Meeting), however called, or in connection with any written consent of the holders of shares of Voting Stock, such Stockholder will vote (or cause to be voted) all of the shares of Voting Stock with respect to which it has "voting power," as such term is used in Rule 13d-3 of the General Rules and Regulations Under the Securities Exchange Act of 1934, as amended ("Voting Control"), whether now owned or hereafter acquired, in favor of the adoption of a resolution approving the Warrant Issuance, the Stock Option Issuance and the Stock Plan Amendment, in each case on the terms and conditions as stated in such agreements on the date hereof, and any actions required in furtherance thereof; provided, however, that if the Warrant Agreement is terminated in accordance with its terms prior to the date of the Stockholder's Meeting, then the Stockholders shall not be required to vote in favor of the approval of the Warrant Issuance.

(b) No Stockholder shall enter into any agreement or understanding with any individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity (each, a "Person") the effect of which would be inconsistent with or violative of the provisions of this Agreement.

(c) In the event of a stock dividend or distribution, or any change in the Voting Stock by reason of any stock dividend, stock split, recapitalization, reclassification, combination, exchange of shares, merger or the like, the term "shares" as used in this Agreement shall be deemed to refer to and include the shares of Voting Stock as well as all such stock dividends and distributions and any shares or other securities into which or for which any or all of the shares may be converted, changed or exchanged

Section 3. Perlmutter Information. Perlmutter hereby agrees to timely furnish to the Company such information concerning Perlmutter and his affiliates (other than the Company and any of its subsidiaries) as the Company may from time to time reasonably request in writing for inclusion in the Proxy Statement.

Section 4.        Representations and Warranties.
------------------------------------------------

(a) Representations and Warranties of the Stockholders. Each of the Stockholders hereby represents and warrants to the
-----------------------------------------------------------
Company as follows:

(i) Ownership of Shares. Such Stockholder has Voting Control with respect to all of the shares of Voting Stock listed opposite its name on the signature pages attached hereto. Such Stockholder has the power to cause such shares of Voting Stock to be voted as provided in Section 2 hereof and the power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the shares of Voting Stock listed opposite its name on the signature pages attached hereto with no limitations, qualifications or restrictions on such rights (subject to applicable securities laws).

(ii) Power; Binding Agreement. Such Stockholder has the legal capacity, power and authority to enter into and perform all
---------------------------------
         of its obligations under this Agreement. This Agreement has been duly and validly authorized, executed and delivered by it and constitutes a valid and binding agreement enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity). There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which it is settlor or trustee or any other person whose consent is required for the execution and delivery of this Agreement or the consummation by it of the transactions contemplated hereby.

(iii) No Conflicts; No Prior Proxy. None of the execution and delivery of this Agreement by it, the consummation by it of
-------------------------------------
         the transactions contemplated hereby or compliance by it with any of the provisions hereof will (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any declaration of trust, note, bond, mortgage, indenture, security or pledge agreement, voting agreement, stockholders' agreement or voting trust, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which it is a party or by which it or any of its properties or assets may be bound or (ii) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to it or any of its properties or assets; and which would, in either case, prevent or impair the ability of such Stockholder to perform its obligations under this Agreement. Each of the Stockholders has not previously granted, nor will any Stockholder so grant, during the term of this Agreement, any other proxy in respect of the matters set forth in Section 2 above or enter into any other agreement with respect to the Voting Stock that would violate the provisions of Section 2 of this Agreement.

(b) Representations and Warranties of Perlmutter. Perlmutter hereby represents and warrants to the Company that none of the information supplied by Perlmutter in writing for inclusion in the Proxy Statement will, at the time that it or and amendment or supplement thereto is mailed to the Company's stockholders, at the time of the Stockholders' Meeting, or at the time of the Warrant Issuance or Stock Issuance, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.        Restriction on Transfer; Proxies; Non-Interference.
Each Stockholder hereby agrees with each other Stockholder and the Company, severally and not jointly, that it shall not, directly or indirectly, during the period commencing on the date hereof and continuing until the earlier of the date this provision terminates pursuant to Section 6 or March 31, 2002: (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or grant or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the shares of Voting Stock with respect to which it has Voting Control ("Controlled Voting Stock") or any interest therein; (ii) grant any proxies or powers of attorney, deposit any shares of its Controlled Voting Stock into a voting trust or enter into a voting agreement with respect to any of its shares of Controlled Voting Stock which would prevent or impair the ability of such Stockholder to perform its obligations under this Agreement; or (iii) take any action that would make any of such Stockholder's representations or warranties contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing his or its respective obligations under this Agreement. Notwithstanding the foregoing, Whippoorwill shall be permitted to offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or grant or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of its Controlled Voting Stock to sophisticated investors organized under, resident or located in the United States that agree to be bound as a Stockholder pursuant to the terms of this Agreement. Notwithstanding anything to the contrary in this Section 5, (i) Whippoorwill shall be permitted to transfer up to an aggregate of 400,000 shares of its Controlled Voting Stock free of the restrictions of this Agreement in connection with liquidating accounts or upon the request of one or more of its clients and any such Shares so transferred will no longer be subject to this Agreement if it no longer has voting control of such shares and (ii) Whippoorwill shall be permitted to transfer its shares of Controlled Voting Stock if it obtains a proxy (which shall state that it is coupled with an interest and therefor irrevocable) from each transferee of such shares appointing Whippoorwill Associates, Incorporated as the lawful proxy for such transferee to vote all of such shares of Controlled Voting Stock, for and in the name, place and stead of such transferee, at any annual, special or other meeting of the stockholders of the Company and at any adjournment thereof, or pursuant to any consent in lieu of a meeting, at which meeting or in connection with which consent action shall be taken, and such proxy shall be for the sole purpose of acting in favor of the approval of the Warrant Issuance, the Stock Option Issuance and the Stock Plan Amendment.

Section 6. Termination. The covenants and agreements contained in Sections 2, 5 and 7 hereof shall terminate automatically and without any further action on the part of the Company or any of the Stockholders upon the earlier of the following: (i) the date of the conclusion of the Stockholder's Meeting, or
(ii) March 31, 2002. Notwithstanding anything to the contrary herein, the termination of this Agreement shall not relieve any party of liability for a breach hereof prior to termination.

Section 7. Stockholder Capacity. No Stockholder executing this Agreement makes any agreement or understanding herein in his capacity as a director or officer of the Company. Each Stockholder signs this Agreement solely in his capacity as a Person that has Voting Control with respect to all of the shares of Voting Stock listed opposite his name on the signature pages attached hereto and nothing herein shall limit or affect any actions taken by a Stockholder in his capacity as a director or officer of the Company.

Section 8. Further Assurances. From time to time, at any party's request and without further consideration, each Stockholder and/or the Company shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

Section 9. Entire Agreement. This Agreement, the Warrant Agreement and the Stock Option Agreement (together with the Schedules and Exhibits thereto) constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

Section 10. Certain Events. Each Stockholder agrees that, until the earlier of the date this provision terminates in accordance with Section 6 or March 31, 2002, this Agreement and the obligations hereunder shall attach to its shares of Controlled Voting Stock and shall be binding upon any Person to which legal or beneficial ownership of such shares of Controlled Voting Stock shall pass by operation of law, including, without limitation, such Stockholder's heirs, executors, guardians, administrators, trustees or successors and, their respective successors and assigns. Notwithstanding any transfer of shares of Controlled Voting Stock which are the subject of this Agreement, the transferor shall remain liable for the performance of all obligations of the transferor under this Agreement.

Section 11. Assignment. This Agreement shall not be assigned by any party hereto, by operation of law or otherwise, without the prior written consent of the other parties, and any purported assignment without such consent shall be null and void. All covenants and agreements contained in this Agreement shall be binding upon and inure to the benefit of the respective successors, heirs and permitted assigns of the parties hereto.

Section 12. Amendments; Waivers. This Agreement may not be amended, changed, supplemented, waived or otherwise modified
-------------------------------------
or terminated except upon the execution and delivery of a written agreement executed by each of the parties hereto.

Section 13. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, confirmed facsimile transmission, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses: (i) if to the Company, to it at 10 East 40th Street, New York, NY 10016, Attention: Allen Lipson, Esq.; and (ii) if to a Stockholder, to the address set forth under such Stockholder's signature on the signature pages hereto; or, in each case, to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 14. Severability. If any term or provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon determination that any term or other provision of this Agreement is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 15. Specific Performance. Each Stockholder recognizes and acknowledges that a breach by him or it of any covenants or agreements contained in this Agreement will cause the other parties to sustain damages for which they would not have an adequate remedy at law for money damages. Each Stockholder therefore agrees that in the event of any such breach the other parties shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which such party may be entitled at law or in equity, and without the necessity of the posting of any bond or other security.

Section 16. Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

Section 17. No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

Section 18. No Third Party Beneficiaries. This Agreement is not intended to be for the benefit of, and shall not be
----------------------------------------------
enforceable by, any Person who or which is not a party hereto.

Section 19. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of
-------------------------------
New York, without giving effect to the principles of conflicts of law thereof.

Section 20. Waiver of Jury Trial. The parties hereto waive all right to trial by jury in any action or proceeding to enforce or defend any rights under this Agreement and any document executed in connection herewith.

Section 21. Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only
--------------------------------------
and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 22. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an
------------------------------
original, but all of which, taken together, shall constitute one and the same Agreement.



                                                    (Signature Pages Follow)

                  IN WITNESS WHEREOF, the Company and each Stockholder have executed and delivered this Agreement as of the date first above written.

The Company:

MARVEL ENTERPRISES, INC.
By:_______________________
         Name:
         Title:


Stockholders:


By:_______________________                             Shares of Common Stock
         Name:    Avi Arad                             4,150,000
         Address: 10474 Santa Monica Blvd., Suite 206
                            Los Angeles, CA 90025      Shares of Preferred Stock
                                                       0


By:_______________________                             Shares of Common Stock:
         Name:    Isaac Perlmutter                     10,008,500
         Address: P.O. Box 1028
                           Lake Worth, FL 33460        Shares of Preferred Stock
                                                       5,384,324

MORGAN STANLEY & CO. INCORPORATED
By:_______________________                             Shares of Common Stock:
         Name: Michael Petrick                         2,269,175
         Title: Managing Director
         Address: 1221 Avenue of the Americas          Shares of Preferred Stock
                            New York, NY 10020         3,199,590

WHIPPOORWILL ASSOCIATES, INCORPORATED, as agent and/or general
partner for its discretionary accounts                 Shares of Common Stock:
                                                       1,378,794
By:_______________________
         Name:                                         Shares of Preferred Stock
         Title:                                        2,616,367
         Address: 11 Martine Avenue, 11th floor
                           White Plains, NY  10606